UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Lumira Dx Limited
(Name of Issuer)

Common Shares, par value $0.0000028 per share
(Title of Class of Securities)

G5709L109
(CUSIP Number)

Connie Collingsworth, Esq.
500 Fifth Avenue North
Seattle, WA 98109
(206) 709-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5709L109	Page _2_ of _8_ Pages

1.	Names of Reporting Persons Bill & Melinda Gates Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 19,859,773 (1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 19,859,773 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,859,773 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.8%(2)
14.	Type of Reporting Person (See Instructions) OO
______________________________
(1)
The Bill & Melinda Gates Foundation (the “Foundation”) beneficially owns a total of 19,859,773 Common Shares of LumiraDx Limited (the “Issuer”), which consists of (a) 14,285,714 Common Shares owned directly and (b) 5,574,059 Common Shares issuable upon conversion of A Ordinary Shares, par value $0.0000028 per share (“Ordinary Shares”).  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by the Foundation may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation.

(2)
The percentage set forth in Row 13 of this Cover Page is based on 125,626,758 Common Shares expected to be issued and outstanding as of July 25, 2022, after the completion of the Issuer’s underwritten public offering and concurrent private placement, based on the number of Common Shares outstanding on March 31, 2022, as reported in the Issuer’s prospectus on Form 424(b)(4), dated July 20, 2022, and filed with the SEC on July 21, 2022.

CUSIP No. G5709L109	Page _3_ of _8_ Pages

1.	Names of Reporting Persons William H. Gates III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 19,859,773 (1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 19,859,773 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,859,773 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.8%(2)
14.	Type of Reporting Person (See Instructions) IN
______________________________
(1)
The Foundation beneficially owns a total of 19,859,773 Common Shares of the Issuer, which consists of (a) 14,285,714 Common Shares owned directly and (b) 5,574,059 Common Shares issuable upon conversion of Ordinary Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by the Foundation may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation.

(2)
The percentage set forth in Row 13 of this Cover Page is based on 125,626,758 Common Shares expected to be issued and outstanding as of July 25, 2022, after the completion of the Issuer’s underwritten public offering and concurrent private placement, based on the number of Common Shares outstanding on March 31, 2022, as reported in the Issuer’s prospectus on Form 424(b)(4), dated July 20, 2022, and filed with the SEC on July 21, 2022.

CUSIP No. G5709L109	Page _4_ of _8_ Pages

1.	Names of Reporting Persons Melinda French Gates
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 19,859,773 (1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 19,859,773 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,859,773 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.8%(2)
14.	Type of Reporting Person (See Instructions) IN
______________________________
(1)
The Foundation beneficially owns a total of 19,859,773 Common Shares of the Issuer, which consists of (a) 14,285,714 Common Shares owned directly and (b) 5,574,059 Common Shares issuable upon conversion of Ordinary Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by the Foundation may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation.

(2)
The percentage set forth in Row 13 of this Cover Page is based on 125,626,758 Common Shares expected to be issued and outstanding as of July 25, 2022, after the completion of the Issuer’s underwritten public offering and concurrent private placement, based on the number of Common Shares outstanding on March 31, 2022, as reported in the Issuer’s prospectus on Form 424(b)(4), dated July 20, 2022, and filed with the SEC on July 21, 2022.

CUSIP No. G5709L109	Page _5_ of _8_ Pages

Item 1.	Security and Issuer

This statement relates to the Common Shares, par value $0.0000028 per share (the “Common Shares”), of LumiraDx Limited (the “Issuer”). The principal executive offices of the Issuer are located at c/o Ocorian Trust (Cayman) Limited, PO Box 1350, Windward 3, Regatta Office Park, Grand Cayman KY1-1108, Cayman Islands.

Item 2.	Identity and Background

(a)
This statement is being filed by the Bill & Melinda Gates Foundation (the “Foundation”), Melinda French Gates (“MFG”) and William H. Gates III (“WHG and together with the Foundation and MFG, the “Reporting Persons”). Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each expressly disclaims membership in a group.

(b)
The business addresses of the Reporting Persons are as follows:
• Foundation – 500 Fifth Avenue North, Seattle, Washington 98109
• WHG – 500 Fifth Avenue North, Seattle, Washington 98109
• MFG – 500 Fifth Avenue North, Seattle, Washington 98109

(c)
The Foundation is a charitable trust organized under the laws of the State of Washington.  The Foundation is a nonprofit organization fighting poverty, disease, and inequity around the world.  The address of the Foundation’s principal office is set forth in paragraph (b) of this item.

WHG, a natural person, is a Co-Trustee of the Foundation.

MFG, a natural person, is a Co-Trustee of the Foundation.

(d)	None.
(e)	None.
(f)	WHG is a citizen of the United States of America. MFG is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Foundation purchased its Common Shares and Ordinary Shares with working capital.

Item 4.	Purpose of Transaction

The purpose of the Foundation’s investments in the Issuer is to further its charitable purpose of, among other things, accelerating the development of lifesaving and low-cost diagnostics to reduce the burden of diseases in low and middle income countries by securing global access commitments in respect of availability and affordability of new, low-cost products and services developed through the use of the Issuer’s capabilities, including in respect of diagnostic tests, integrated point-of-care (POC) diagnostic platforms and connected health IT and care solutions.  The Foundation has worked with the Issuer with the goal of achieving the following key objectives:

• developing assays with significant potential to improve global health, including a test for HIV viral load;
• accelerating development of the Issuer’s next-generation instrument that is low-cost, robust and appropriate for all clinical settings, globally; and
• supporting local healthcare delivery partners in Foundation-priority markets to incorporate the potential of the Issuer’s technology into high-impact, low-cost disruptive diagnostic treatment models.

CUSIP No. G5709L109	Page _6_ of _8_ Pages

The Foundation has provided funding and support to the Issuer in support of these objectives through a combination of equity, grants and loans since 2018.  In connection with the Foundation’s equity investments and loans to the Issuer, the Foundation and the Issuer entered into a letter agreement, dated July 17, 2018, which was amended and restated on October 17, 2019, and which was further amended and restated on July 25, 2022 (the “Cooperation Agreement”).

On July 25, 2022, the Foundation purchased 14,285,714 Common Shares from the Issuer, at a purchase price of $1.75 per share for an aggregate purchase price of $25.0 million. These Common Shares were purchased by the Foundation from the Issuer in a private placement that was exempt from the registration requirements of the Securities Act of 1933, as amended.

The Foundation is entitled to appoint one director to the Issuer’s board of directors and to designate one person to attend all meetings of the board of directors in an observer capacity and receive all documents and materials that are provided to each director.  The Foundation’s previous board appointee resigned from the board of directors with effect from April 30, 2021.  The Foundation has not exercised its right to appoint a replacement director, but retains its right to do so.

The Foundation is a party to an Amended and Restated Registration Rights Agreement (“Registration Rights Agreement”) dated September 28, 2021, among CA Healthcare Acquisition Corp., a Delaware corporation, CA Healthcare Sponsor LLC, a Delaware limited liability company, and the equityholders of the Issuer listed on Exhibit A attached thereto.  Pursuant to the Registration Rights Agreement, and subject to qualifications and exceptions set forth therein, holders of registrable securities of the Issuer are entitled to registration rights. The holders of these securities are entitled to make up to an aggregate of three demands, excluding short form demands, that the Issuer register such securities.  In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to September 28, 2021.  The Registration Rights Agreement also provides that the Issuer will pay certain expenses related to such registrations and indemnify securityholders against certain liabilities.  The Ordinary Shares and Common Shares owned by the Foundation are registrable securities for purposes of the Registration Rights Agreement.

The Reporting Persons may formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions and valuations, subsequent developments affecting the Issuer, the general business and prospects of the Issuer, or other factors.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) & (b)
Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of Common Shares by the Reporting Persons is as follows:

	Sole Voting Power	0
	Shared Voting Power	19,859,773
	Sole Dispositive Power	0
	Shared Dispositive Power	19,859,773

The Reporting Persons’ aggregate percentage beneficial ownership of the total amount of Common Shares outstanding is 15.8%, based on 125,626,758 Common Shares expected to be issued and outstanding as of July 25, 2022, after the completion of the Issuer’s underwritten public offering and concurrent private placement, based on the number of Common Shares outstanding on March 31, 2022,

CUSIP No. G5709L109	Page _7_ of _8_ Pages

as reported in the Issuer’s prospectus on Form 424(b)(4), dated July 20, 2022, and filed with the SEC on July 21, 2022.

(c)
The Foundation purchased 14,285,714 Common Shares from the Issuer on July 25, 2022, at a purchase price of $1.75 per share for an aggregate purchase price of $25.0 million. These Common Shares were purchased by the Foundation from the Issuer in a private placement that was exempt from the registration requirements of the Securities Act of 1933, as amended.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information included in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1
Amended and Restated Registration Rights Agreement by and among the Issuer, CAH, Sponsor and the other parties named therein (incorporated by reference to Exhibit 4.4 to the Issuer’s Report on Form 20-F (File No. 001-40852) filed with the SEC on September 29, 2021).

Exhibit 2
Subscription Agreement, dated July 19, 2022, by and between LumiraDx Limited and the Bill & Melinda Gates Foundation (incorporated by reference to Exhibit 4.19 to the Company’s Registration Statement on Form F-1 (File No. 333-266207) as filed with the SEC on July 19, 2022).

Exhibit 3
Second Amended and Restated Letter Agreement between LumiraDx Limited and the Bill & Melinda Gates Foundation, entered into as of July 25, 2022 (incorporated by reference to the Schedule to the Subscription Agreement filed as Exhibit 4.19 to the Issuer’s Form F-1 Registration Statement (File No. 333-266207) filed with the SEC on July 19, 2022).

Exhibit 4
Special Power of Attorney appointing Connie Collingsworth attorney-in-fact, dated February 7, 2018, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees (incorporated by reference as Exhibit 99.1 to the Bill & Melinda Gates Foundation’s Schedule 13G with respect to Arsanis, Inc. (SEC File No. 005-90199) filled with the SEC on February 13, 2018).

Exhibit 5	Joint Filing Agreement Pursuant to Rule 13d-1(k)

CUSIP No. G5709L109	Page _8_ of _8_ Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2022	BILL & MELINDA GATES FOUNDATION

	By:	/s/ Connie Collingsworth
		Name:	Connie Collingsworth
		Title:	Chief Operating Officer and Chief Legal Officer

WILLIAM H. GATES III

	By:	*
		Name:	Connie Collingsworth (1)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES

	By:	*
		Name:	Connie Collingsworth (1)
		Title:	Attorney-in-fact

	*By:		/s/ Connie Collingsworth
Connie Collingsworth

________________________
(1)
Duly authorized under Special Power of Attorney appointing Connie Collingsworth attorney-in-fact, dated February 7, 2018, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, and filed as Exhibit 99.1 to the Bill & Melinda Gates Foundation’s Schedule 13G with respect to Arsanis, Inc. on February 13, 2018, SEC File No. 005-90199, and incorporated by reference herein.